U.S.
SECURITIES AND EXCHANGE
COMMISSION WASHINGTON, D.C.
20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 0-52287

(Check One):
☐ Form 10-K and Form 10-KSB   ☐ Form 20-F    ☒ Form 10-Q and Form 10QSB
☐ Form N-SAR ☐ Form 11-K

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: Tia III, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:
7325 Oswego Road , Suite D Liverpool, NY 13090

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-36 (c) has been attached if applicable.

Part III - Narrative

The Company needs additional time to finalize its financial statements in order to insure accurate reporting of its financial condition and results of operation for the period ended June 30, 2008. The Company expects to file by August 19, 2008.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Daniel Del Sonno	(305)	304-7406
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

☒ Yes ☐ No

(3) is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tia III, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2008

By:	/s/ Daniel Del Sonno
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).